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Exhibit 99.1

Talisman Energy Inc.
Consolidated Financial Ratio
December 31, 2014
(unaudited)

        The following financial ratios are provided in connection with the Company's shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company's Consolidated Financial Statements that are prepared in accordance with International Financial Reporting Standards.

        The interest coverage ratio is for the 12-month period ended December 31, 2014.

December 31, 2014
Interest coverage (times)
Income(1)	(1.76)

(1)
Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

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  Exhibit 99.1
Talisman Energy Inc. Consolidated Financial Ratio December 31, 2014 (unaudited)